Exhibit 99.5

ZenaTech Files Five Patents for ZenaDrone’s Acoustic Drone Solution for Wildfire Suppression, Positioning for Government, Emergency Management and Commercial Opportunities in Aerial Firefighting Expected to Grow to a $2.8 Billion Market by 2033

VANCOUVER, British Columbia, (August 4, 2026) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech”), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces that five United States provisional patents have been filed covering a portfolio of acoustic fire suppression and aerial wildfire assessment technologies, intended for integration with its ZenaDrone subsidiary’s drone platform. These soundwave-based fire management solutions, when mounted onto the ZenaDrone 1000 drone platform, are designed to support rapid initial attack and enhance emergency response capabilities as an additional tool alongside traditional ground firefighting.

"Wildfires are one of the most urgent and costly natural threats facing communities today and we believe autonomous aerial drone technology has an important role to play in how they're detected, contained, and extinguished," said Shaun Passley, Ph.D., CEO of ZenaTech. "Our R&D engineering teams are developing proprietary acoustic-based suppression and assessment technologies for the ZenaDrone 1000, an approach we believe can complement, and over time, help reduce reliance on traditional water- and chemical-based methods, while keeping firefighters farther from the most dangerous conditions. We believe a coordinated swarm approach could also extend acoustic suppression's effective range and coverage well beyond what a single drone can achieve today, potentially advancing the technology from short-range, lab-scale results toward broader, real-world perimeter defense."

Acoustic fire suppression is a new technology that uses low-frequency sound --rather than water, foam, or chemicals -- to disrupt a flame at its source. Because nothing is sprayed or discharged, it works where conventional suppression can't, such as for electrical substations, data centers, archives, battery storage, and home ember defense, with room to expand into areas like aviation, marine, and industrial fire safety. As wildfires continue to intensify and utilities as well as insurers seek cleaner alternatives, acoustic fire suppression could potentially fill a gap. ZenaTech management believes the science is proven and the opportunity now is engineering it to work at real-world range and scale.  Further, the company believes whoever solves that first could potentially gain a first-mover position in a largely untapped category.

Looking ahead, a coordinated drone swarm could potentially extend this technology well beyond single-site protection, defending firebreaks and neighborhoods, catching embers before they spark new fires, protecting critical infrastructure, operating at night and in heavy smoke, and reinforcing fire lines as they weaken. Rather than replacing current methods, it's designed to work alongside them, buying time and protecting what matters most where traditional tools fall short

Wildfires are a chronic, escalating economic burden. Climate-exacerbated wildfires cost the U.S. between $394 billion and $893 billion annually, as much as 4% of GDP, according to the U.S. Congress Joint Economic Committee. The January 2025 Los Angeles wildfires alone caused an estimated $250–$275 billion in economic damage, per the U.N. Office for Disaster Risk Reduction. This widening gap between wildfire risk and available response tools is exactly what autonomous, drone-based detection and suppression technology is positioned to help close — and the market reflects it: Grand View Research projects the global firefighting drone market to grow from $1.2 billion in 2024 to nearly $2.8 billion by 2033, a 9.8% CAGR.

The ZenaDrone 1000 is a 7’x 12’ multifunction autonomous AI drone capable of carrying up to 40 kg of payload such as acoustics technology, with the ability to operate in coordinated drone swarms. It can be equipped with thermal imaging and LiDAR (Light Detection and Ranging) sensors, as well as engineered to integrate detection, targeting, and suppression into a single autonomous system capable of supporting rapid initial attack in wildfire-prone regions, including areas near critical infrastructure, energy facilities, and government lands.

ZenaTech expects to continue advancing the research, engineering, and field testing of its wildfire suppression technology throughout 2026 as it works toward future commercial and government pilots. Further updates will be provided as additional milestones are reached. Fire management organizations that wish to partner with the ZenaDrone for trials are invited to reach out through investors@zenatech.com.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical applications for business, government and defense. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive speed, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its DaaS business and global network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for surveying, monitoring, inspection, tracking, wildfire detection and suppression, process automation, and defense applications.

Currently, the ZenaDrone 1000 drone is used for crop management applications, critical field cargo applications in the defense sector, and is being engineered to carry proprietary waterless fire suppression payloads for wildfire detection, suppression, and emergency response applications, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, the IQ Square is an outdoor drone designed for power washing and inspections use in commercial and government sectors, and the IQ Quad is for land surveys. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing wildfire suppression and counter-UAS interceptor drone systems as part of its expanding integrated defense and emergency response portfolio.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements. Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech’s ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech’s ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and its needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.